FOR IMMEDIATE RELEASE

Contact:

Gad Goldstein, President, Formula Systems (1985) Ltd.

011 972 9 959 8800

Dennis S. Dobson Inc. for Formula Systems (1985) Ltd.

203 255 7902

FORMULA SYSTEMS (1985) LTD. ANNOUNCES

ADDITIONAL DETAILS FOR ADS HOLDERS

RELATING TO THE SPIN-OFF OF

FORMULA VISION TECHNOLOGIES (F.V.T.) LTD.

Herzliya, Israel, December 14, 2006 – Formula Systems (1985) Ltd. (Nasdaq: FORTY), a leading provider of information technology products, solutions and services, today announced, following its previous reports regarding the  distribution to its shareholders of 36,696,000 ordinary shares of Formula Vision Technology (F.V.T.) Ltd. ("Vision"), that the ex-dividend date for the purpose of trading of the ADSs on the NASDAQ Global Market is Monday, December 18, 2006.

As previously announced, the Vision ordinary shares will be distributed by Formula on December 26, 2006 ("the Distribution Date") at a ratio of 2.78 Vision ordinary shares for each outstanding Formula ordinary share held at the close of the trade on December 14, 2006 ("the Record Date"), subject to Israeli withholding tax at a rate of 20%.  As previously announced, the market value of the Vision ordinary shares to be distributed to holders of Formula ADSs will be paid in cash by Formula's depositary, The Bank of New York, net of Israeli withholding taxes. For this purpose, the market value of the Vision ordinary shares will be based on the closing price of the Vision ordinary shares on the Tel Aviv Stock Exchange on the Record Date, which was NIS 2.154 per share (or US$0.515 based on the representative exchange rate published by the Bank of Israel at that time).

Formula Systems (1985) Ltd. (NASDAQ: FORTY):

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Formula Vision Technologies (F.V.T.) Ltd.

Formula Vision is a managing and holding company, guiding a group of privately held IT companies with innovative, proprietary technologies and solutions targeting international markets. Formula Vision holds a controlling interest in some of these privately held companies and a minority interest in the other members of the group. For a brief description of Formula Vision's principal affiliated companies, please see Item 4 of the Company's Annual Report on Form 20-F for the year ended December 31, 2005.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements contained in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: successful  completion of the transactions contemplated in this press release, market demand for the companies' products, dependence on strategic partners, integration of new business, successful implementation of the companies' products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula's Securities and Exchange Commission filings, including its most recent annual report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward looking statement.